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                                UNITED STATES                          OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION    --------------------------------
                            Washington, D.C. 20549           OMB Number:           3235-0167
                                                             Expires:     September 30, 1998
                                                             Estimated average burden
                                                             hours per response . . . . 1.50
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                                   FORM 15




CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.



                                        Commission File Number    0-28014
                                                               -----------------

                     First Union National Bank of Georgia
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             (Exact name of registrant as specified in its charter)

999 Peachtree Street, Atlanta, Georgia 30309  (404) 827-7350
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Floating Rate Asset Backed Certificates, Series 1996-1 * Class B Floating Rate Asset Backed Certificates, Series 1996-1 * Class A Floating Rate Asset Backed Certificates, Series 1996-2 * Class B Floating Rate Asset Backed Certificates, Series 1996-2 *
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            (Title of each class of securities covered by this Form)

       None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

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
 Rule 12g-4(a)(1)(i)        [x]                           Rule 12h-3(b)(1)(i)       [x]
 Rule 12g-4(a)(1)(ii)       [ ]                           Rule 12h-3(b)(1)(ii)      [ ]
 Rule 12g-4(a)(2)(i)        [ ]                           Rule 12h-3(b)(2)(i)       [ ]
 Rule 12g-4(a)(2)(ii)       [ ]                           Rule 12h-3(b)(2)(ii)      [ ]
                                                          Rule 15d-6                [ ]
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         Approximate number of holders of record as of the certification or
notice date:     1
            -----------

         Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


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Date:    June 25, 1997                     By: /s/ James H. Gilbraith II
     ---------------------------------         -------------------------
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* Reporting obligations of these certificates have been succeeded by First Union Direct Bank, N.A.